Exhibit 12.1

	Historical							Pro Forma
	Three months ended		Fiscal year ended December 31,					Fiscal year ended December 31,
	March 28, 2010	March 29, 2009	2009	2008	2007	2006	2005	2009
Earnings
Net (loss) income attributable to Partners	$(36,686)	$(17,018)	$21,914	$75,740	$91,888	$41,960	$35,268	$24,457
(Income) loss from joint ventures	(634)	(799)	(1,586)	(2,673)	(1,724)	711	178	(1,586)
Fixed charges	31,484	28,405	123,200	109,610	110,435	111,362	107,712	148,223
Amortization of capitalized interest	1,699	1,662	6,657	6,745	6,929	6,799	6,759	6,657
Distributions from joint ventures	541	—	3,161	3,691	3,681	164	529	3,161
Capitalized interest	(3,091)	(2,894)	(13,701)	(6,020)	(1,848)	(817)	(244)	(13,701)

Earnings before fixed charges	$(6,687)	$9,356	$139,645	$187,093	$209,361	$160,179	$150,202	$167,211

Fixed Charges
Interest expense	$28,204	$25,241	$108,388	$102,669	$107,906	$109,733	$106,701	$133,411
Capitalized interest	3,091	2,894	13,701	6,020	1,848	817	244	13,701
Interest implicit in rentals	189	270	1,111	921	681	812	767	1,111

Total fixed charges	$31,484	$28,405	$123,200	$109,610	$110,435	$111,362	$107,712	$148,223

Ratio of earnings to fixed charges	n/a	n/a	1.1	1.7	1.9	1.4	1.4	1.1

Deficiency of earnings to cover fixed charges	$38,171	$19,049	n/a	n/a	n/a	n/a	n/a	n/a